UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
Blue Square-Israel Ltd.
Emanuel Avner, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES FINANCIAL RESULTS OF
THE SECOND QUARTER OF 2005

— NIS 24M Net Profit With 4.1% Operating Margins —
— 7.9% Revenue Increase With 4.9% Rise in Same Store Sales —

ROSH HA’AYIN, Israel – August 11, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the second quarter and six month period ended June 30, 2005.

Notes:

—	Changes in Israel’s supermarket environment: On July 13, 2005, Clubmarket Marketing Chains, Ltd. (“Clubmarket”), Israel’s third largest supermarket chain with approximately 114 stores, was granted a stay of proceedings by the Israeli court against its creditors, to whom the chain owed approximately NIS 1.38 billion. On August 4, 2005, the court-appointed trustees for Clubmarket published a tender for the purchase of Clubmarket, giving preference to selling the chain as a single unit, but maintaining the right to sell its shares or activities in whole or in part. The Board of Directors of the Company’s subsidiary, Blue Square Chain Investments & Properties Ltd (BSIP), has authorized its Management to carry out activities that will enable the Company to prepare proposals for Clubmarket.

The Company and its subsidiary have received proposals from owners of some of the properties rented by Clubmarket regarding the rental of these properties to Blue Square immediately upon the termination of existing agreements with Clubmarket. The Board of Directors of the Company’s subsidiary, Blue Square Chain Investments & Properties Ltd (BSIP), has authorized a team to evaluate the strategic and economic merit of these proposals.

The Company’s sales in July and early August have increased as a result of the situation; however, it is not possible to predict what the effects of associated events will be over the long term.

—	Effect of the timing of the Passover buying season on the Company’s comparative results: The Company’s results for the second quarter were positively affected by the timing of the Passover season, which was entirely in the second quarter in 2005, but only partially in the second quarter of 2004. As such, the results of the first six months of the year, which cancel out the holiday effect, are a more accurate indication of the Company’s progress than the results for the second quarter.

—	Kfar Hashaashuim: Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, the assets of Kfar Hasha’ashuim have been consolidated into the Company’s balance sheet as of June 30, 2005. The operations of Kfar Hasha’ashuim will be consolidated as of the beginning of the third quarter.

Results for the First Half

Revenues: The Company’s revenues for the first half of 2005 increased by 5.1% to NIS 2,735.9 million (U.S. $598.1 million)(a) compared to NIS 2,604.3 million in the first half of 2004. The growth in sales derives mainly from store openings during the past 12 months, together with a 1.6% increase in Same Store Sales, the outcome of the Company’s brand consolidation program, which was carried out and completed during 2004.

Gross Profit: Gross profit for the first half of 2005 increased by 3.4% to NIS 712.5 million (U.S. $155.8 million) compared to NIS 688.8 million in the first half of 2004 reflecting the higher level of sales. Gross margin for the period decreased to 26.0% compared to 26.5% in the first six months of 2004 reflecting two factors:

—	An increase in discounts associated with the redemption of gift certificates during the holiday season.

—	An increase in the proportion of discount sales in the overall sales mixture due to the Company’s consolidation program.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first half of 2005 increased by 3.1% to NIS 601.1 million (U.S. $131.4 million) compared to 582.7 million in the first half of 2004, reflecting expenses related to the opening of new stores, offset somewhat by the Company’s ongoing efficiency measures. However, as a percentage of revenues, SG&A expenses decreased to 22.0% compared to 22.4% in the parallel period of 2004, reflecting the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time charges) for the first half of 2005 was NIS 177 million (U.S. $38.7 million), an increase of 0.6% compared to NIS 176 million in the first half of 2004. EBITDA margin for the period was 6.5%, compared to 6.8% for the first six months of 2004.

Operating Income: Operating income for the first half of 2005 increased by 5.0% to NIS 111.5 million (U.S. $24.4 million) compared to 106.1 million in the first six months of 2004. This reflects the increased revenues for the period, mitigated somewhat by the lower gross margin. Operating margin for the first half was 4.1%, flat with the first half of 2004.

Financial Expenses: Financial expenses for the first half of 2005 declined by 17.4% to NIS 22.7 million (U.S. $5.0 million) compared to NIS 27.5 million in the first half of 2004. The decline in financial expenses derives from a reduction in the nominal interest rate together with a decline in the foreign currency rate that impacted the valuation of a loan linked to a foreign currency.

Other Expenses (net): Other expenses (net) for the first half of 2005 were NIS 1.0 million (U.S. $0.2 million) compared to NIS 6.2 million in the first half of 2004. Other expenses for the period reflected capital losses related to store closures and reserves, countered by a capital gain related to the sale of one of the Company’s small subsidiaries. Other expenses for 2004 reflected impairment of assets together with expenses related to store closures.

Net Income: The Company’s net income for the first half of 2005 increased by 34.3% to NIS 45.5 million (U.S. $10.0 million), or NIS 1.17 per ADS (U.S. $0.26), compared to NIS 33.9 million, or NIS 0.88 per ADS, for the first half of 2004.

Other Operating Data:

—	The Company’s Same Store Sales for the first half increased by 1.6%.
—	The Company’s sales per employee increased by 4.7% in the quarter compared to the first half of 2004, reaching NIS 449 thousand (U.S. $98.1 thousand) per employee.
—	During the first half of 2005, the Company opened 3 stores and closed 2, adding a net total of 2,200 square meters to the chain.

Results for the Second Quarter

Revenues: The Company’s revenues for the second quarter of 2005 were NIS 1,422.0 million (U.S. $310.9 million)(a), an increase of 7.9% compared with NIS 1,318.5 million in the second quarter of 2004. The growth in sales derives primarily from the timing of the Passover holidays (see note above), together with the Company’s brand consolidation program, which was carried out and completed during 2004, and an increase in the number of stores during the prior 12 months.

Gross Profit: Gross profit for the second quarter of 2005 increased by 3.8% to NIS 362.8 million (U.S. $79.3 million) compared with NIS 349.5 million in the second quarter of 2004, reflecting the quarter’s higher revenues. Gross margin for the second quarter of 2005 was 25.5% compared to 26.5% in the second quarter of 2004, due to the factors described in Results for the First Half above.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the second quarter of 2005 increased by 3.6% to NIS 304.1 million (U.S. $66.5 million) compared with NIS 293.5 million in the second quarter of 2004. The increase reflects expenses related to the opening of new stores, offset somewhat by the Company’s ongoing efficiency measures. As a percentage of revenues, expenses for the quarter declined to 21.4% compared to 22.3% in the second quarter of 2004.

Operating Income: Operating income for the second quarter of 2005 increased by 4.7% to NIS 58.7 million (U.S. $12.8 million) compared with NIS 56.1 million in the second quarter of 2004. The increase reflects the quarter’s increased revenues, mitigated somewhat by a lower gross margin and improved expenses. Operating margin for the quarter declined slightly to 4.1% from 4.3% in the second quarter of 2004.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the second quarter of 2005 was NIS 91 million (U.S. $19.9 million), an increase of 2.2% compared with NIS 89 million in the second quarter of 2004. EBITDA margin for the period was 6.4%, compared with 6.7% for the second quarter of 2004.

Financial Expenses: The Company’s financial expenses for the period were NIS 11.3 million (U.S. $2.5 million) in the second quarter of 2005, flat with the comparable period of 2004.

Other Expenses (net): Other expenses (net) for the second quarter of 2005 were NIS 1.0 million (U.S. $225,000), a decrease of 49.5% from NIS 2 million in the second quarter of 2004. Other expenses for the period related primarily to the closing of stores and reserves taken, countered by a capital gain related to the sale of one of the Company’s small subsidiaries.

Net Income: The Company’s net income for the second quarter of 2005 increased by 16.9% to NIS 23.7 million (U.S. $5.2 million), or NIS 0.61 per ADS (U.S. $0.14), compared to NIS 20.2 million, or NIS 0.52 per ADS, for the comparable period of 2004. The increase reflects the quarter’s higher operating income and lower other expenses compared to the second quarter of 2004.

Other Operating Data:

—	The Company’s Same Store Sales for the second quarter increased by 4.9%, reflecting the positive effect of the Passover buying season. Same Store Sales of the second quarter of 2004 decreased by 7.3% compared to the comparable period of the previous year.

—	The Company’s sales per employee increased by 6.7% in the second quarter of 2005 compared to the second quarter of 2004, reaching NIS 229 thousand (U.S. $50 thousand) per employee.

—	During the second quarter of 2005, the Company closed one store, reducing the chain by a net total of 325 square meters. In July, the Company opened two stores, adding a net total of 3,700 square meters to the chain.

Dividends:

—	Subsequent to the balance sheet date, on August 11, 2005, the Company declared a dividend in the amount of approximately NIS 50 million (U.S. $11 million), or U.S. $0.28 dollar per share/ADR. The dividend, net of taxes will be paid to shareholders of record as of close of business on August 23rd 2005. The dividend will be paid on or about September 7, 2005, with payments to ADR holders in the US distributed several days later.

—	The Company’s subsidiary, Blue Square Chain Investments & Properties Ltd (BSIP), received approval from the Israeli court to distribute a dividend totaling NIS 80 million from capital gains originally classified as a capital reserve in conformance with accounting principles related to transactions between BSIP and its former controlling shareholders. The dividend was distributed on April 11, 2005.

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are pleased to report another quarter of solid top-line and bottom-line growth, validating a strategy of aggressive brand management, economic pricing policies, and an uncompromising focus on efficiency. Although we have chosen not to participate in suicidal price wars that have characterized our markets, we have achieved growth in Same Store Sales for the second quarter in a row and steadily growing sales, without sacrificing our operating margins, which remain above our target of 4%. In addition, our Mega, which remains the country’s highest revenue-producing chain, continues to be perceived as the market’s best value-for-money chain, as confirmed by a survey published recently in The Marker magazine.”

Mr. Unger continued, “The collapse of Clubmarket, one of our largest competitors, is a watershed event with consequences that will reach deeply throughout the industry’s value chain. In the meantime, we continue operating the business as usual, with the goal, as always, of building market share and profits with an eye to the long-term sustainability of our business.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2005: U.S. $1.00 equals NIS 4.574. The translation was made solely for the convenience of the reader.

The Company will hold teleconferences to discuss its results today, August 11th, 2005, in both Hebrew and English. The Hebrew conference call will be held at 15:00 Israel time (8:00 AM New York time). The access numbers for the Hebrew conference call are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the U.S. or Canada is 800-288-8975, while the access number from outside the U.S. and Canada is 1-617-332-0636.

Taped replays of all teleconferences will be available after the call. To access the replay of the Hebrew teleconference, please call 03-925-5951 in Israel, or +972-3-925-5951 from outside of Israel, until midnight, August 13th. To access the replay of the English teleconferences, please call 800-475-6702 from the U.S. or Canada, and +1-320-365-3844 from outside the U.S. and Canada, until midnight, August 18th, and mention the access code 791820.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2005

	December 31, 2004	June 30		Convenience translation[a] June 30, 2005
		2004	2005
	NIS			U.S. dollars
	In thousands
	(Audited)	(Unaudited)		(Unaudited)
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	47,359	55,734	136,298	29,798
Trade receivables	483,524	520,202	641,938	140,345
Other accounts receivable	145,292	125,489	122,555	26,794
Inventories	288,042	278,942	365,394	79,885

Total current assets	964,217	980,367	1,266,185	276,822

INVESTMENTS IN AN
ASSOCIATED COMPANY	2,795	3,965	3,242	709

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	2,011,599	2,044,708	1,975,499	431,897

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	100,400	114,459	100,676	22,010

	3,079,011	3,143,499	3,345,602	731,438

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2005

	December 31, 2004	June 30			Convenience translation[a] June 30, 2005
		2004		2005
	NIS				U.S. dollars
	In thousands
	(Audited)	(Unaudited)			(Unaudited)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term credit from banks	136,541	*	207,804	247,930	54,204
Trade payables	837,757		769,712	983,393	214,996
Other accounts payable and accrued expenses	331,614		376,223	354,817	77,573
Dividend payable	38,971		-	-	-

Total current liabilities	1,344,883		1,353,739	1,586,140	346,773

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	390,375	*	444,310	360,132	78,735
Debentures	200,000		200,000	200,409	43,815
Convertible debentures	186,193		190,517	186,574	40,790
Deferred income taxes	14,576		13,457	15,355	3,356
Liability for employee rights, net of amount
funded	26,894		22,950	27,920	6,105

Total long-term liabilities	818,038		871,234	790,390	172,801

MINORITY INTEREST	96,780		90,684	103,831	22,700

SHAREHOLDERS' EQUITY	819,310		827,842	865,241	189,164

	3,079,011		3,143,499	3,345,602	731,438

* Reclassified

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Year ended December 31 2004	Six months ended June 30		Three months ended June 30		Convenience translation[a] for the three months ended June 30 2005
		2004	2005	2004	2005
	NIS					U.S. dollars
	In thousands (except share and per share data)
	(Audited)	(Unaudited)				(Unaudited)

Sales	5,365,784	2,604,328	2,735,915	1,318,452	1,422,032	310,895
Cost of sales	3,962,303	1,915,482	2,023,390	968,902	1,059,242	231,579

Gross profit	1,403,481	688,846	712,525	349,550	362,790	79,316
Selling, general and administrative expenses	1,203,391	582,705	601,059	293,462	304,081	66,480

Operating income	200,090	106,141	111,466	56,088	58,709	12,836
Financing expenses, net	58,090	27,472	22,695	11,310	11,299	2,470

	142,000	78,669	88,771	44,778	47,410	10,366
Amortization of goodwill	5,870	2,914	2,935	1,464	1,467	321
Other expenses, net	19,593	6,212	1,023	2,033	1,027	225

Income before taxes on income	116,537	69,543	84,813	41,281	44,916	9,820
Taxes on income	41,230	27,380	31,810	15,638	17,187	3,758

Income after taxes on income	75,307	42,163	53,003	25,643	27,729	6,062
Share in profit (losses) of associated company,
net	(1,204)	(806)	437	(1,009)	54	11
Minority interest in profits of subsidiaries, net	13,555	7,457	7,916	4,391	4,125	902

Net income	60,548	33,900	45,524	20,243	23,658	5,171

Net income per Ordinary share or ADS	1.57	0.88	1.17	0.52	0.61	0.13

Weighted average number of shares or ADS used
for computation of income per share	38,782,336	38,659,458	38,782,336	38,659,458	38,782,336	38,782,336

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA

	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30 2005 U.S.$
	2004 NIS	2005 NIS	2004 NIS	2005 NIS
	(Unaudited)				(Unaudited)

Sales (in millions)	2,604	2,736	1,318	1,422	311

Operating income (in millions)	106	111	56	59	13

EBITDA (in millions)
(excluding one-time expenses)	176	177	89	91	20

EBITDA margin
(excluding one-time expenses)	6.8%	6.5%	6.7%	6.4%	NA

Increase (decrease) in same store sales*	(2.5)%	1.6%	(7.3)%	4.9%	NA

Number of stores at end of period	162	165	162	165	NA
Stores opened during the period	4	3	2	0	NA
Stores closed during the period	3	2	1	1	NA

Total square meters at end of period	297,100	302,200	297,100	302,200	NA
Square meters added (closed)
during the period, net	6,300	2,200	5,300	(325)	NA

Sales per square meter	8,844	9,083	4,438	4,706	987

Sales per employee (in thousands)	429	449	215	229	50

* Compared with the same period in the prior fiscal year.